**Pricing supplement no. 886**
*To prospectus dated December 1, 2005,*
*prospectus supplement dated October 12, 2006 and*
*product supplement no. 90-I dated July 26, 2007*

**Registration Statement No. 333-130051**
**Dated December 18, 2007**
**Rule 424(b)(2)**



| Structured Investments | JPMorgan Chase & Co.<br>$140,000<br>Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return due December 21, 2010 |
|---|---|

## General

- The notes are designed for investors who seek to participate in the appreciation of the JPMorgan Commodity Investable Global Asset Rotator Excess Return as described below.  Investors should be willing to forgo interest payments and, if the Ending Underlying Value declines from the Initial Underlying Value by more than 12%, be willing to lose up to 88% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 21, 2010[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on December 18, 2007 and are expected to settle on or about December 21, 2007.

## Key Terms

| | |
|---|---|
| Underlying: | JPMorgan Commodity Investable Global Asset Rotator Excess Return ("Commodity-IGAR" or the "Underlying"). |
| Payment at Maturity: | Payment at maturity will reflect the performance of the Underlying plus the Additional Amount. *The principal amount of your notes will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, except that in all cases you will receive the Additional Amount at maturity.*  Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows: |

$$\$1{,}000 \times (1 + \text{Underlying Return}) + \text{Additional Amount}$$

**You may lose some or all of your investment (other than the Additional Amount) if the Ending Underlying Value declines from the Initial Underlying Value.**

| | |
|---|---|
| Additional Amount: | $120 |
| Underlying Return: | $\dfrac{\text{Ending Underlying Value} - \text{Initial Underlying Value}}{\text{Initial Underlying Value}}$ |
| Initial Underlying Value: | The Underlying closing value on the pricing date, which was 129.9546. |
| Ending Underlying Value: | The Underlying closing value on the Observation Date. |
| Observation Date: | December 16, 2010[†] |
| Maturity Date: | December 21, 2010[†] |
| CUSIP: | 48123MJB9 |

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 90-I.

**Investing in the Return Notes involves a number of risks.  See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 90-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus.  Any representation to the contrary is a criminal offense.

| | Price to Public | Fees and Commissions (1) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $21.50 | $978.50 |
| **Total** | $140,000 | $3,010 | $136,990 |

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $21.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-30 of the accompanying product supplement no. 90-I.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## JPMorgan

December 18, 2007

## ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 90-I dated July 26, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 27, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 90-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 90-I dated July 26, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207003063/e28001_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

### JPMorgan Commodity Investable Global Asset Rotator Excess Return

The JPMorgan Commodity Investable Global Asset Rotator Excess Return ("Commodity-IGAR" or the "Underlying").

Commodity-IGAR was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. Commodity-IGAR references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the S&P GSCI™ Index ("S&P GSCI™") and is intended to serve as a benchmark value for a particular commodity.

Historical performance data for each sub-index is run through Commodity-IGAR algorithms on a monthly basis. The algorithms test each sub-index's performance and consistency. The performance test filters out sub-indices that have not demonstrated one-year appreciation, and the consistency test filters out sub-indices that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

Up to twelve sub-indices that pass both tests are selected for inclusion in the synthetic portfolio until the next monthly rebalancing. The selected sub-indices are each weighted one-twelfth. If more than twelve sub-indices pass both tests, the twelve best-performing sub-indices are included in the synthetic portfolio. If fewer than twelve sub-indices meet the selection criteria, the balance of the synthetic portfolio is deemed uninvested. The value of Commodity-IGAR is the value of the synthetic portfolio, less a deemed calculation agency fee deducted daily at an annual rate of 0.96%.

The value of Commodity-IGAR is published each trading day under the Bloomberg ticker symbol "CMDTYER".

### Selected Purchase Considerations

- **INVESTMENT EXPOSURE TO THE COMMODITY-IGAR** — The notes provide the opportunity to participate in the appreciation of the Commodity-IGAR and enhance returns by providing an additional payment of $120 at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET** — The return on the notes is linked to the performance of the JPMorgan Commodity Investable Global Asset Rotator Excess Return. Commodity-IGAR references the value of a synthetic portfolio drawn from the constituent sub-indices of the S&P GSCI™ using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well in the past, they will continue to perform well in the future. See "The JPMorgan Commodity Investable Global Asset Rotator Excess Return" in the accompanying product supplement no. 90-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 90-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In particular, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these investments are or should be treated as "constructive ownership transactions." While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the S&P GSCI™ constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the S&P GSCI™ constituent sub-indices or the constituent sub-indices of the Commodity-IGAR, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 90-I dated July 26, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal (other than the Additional Amount). The return on the notes is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, although in all cases you will receive the Additional Amount at maturity.

- **NO PROTECTION AGAINST LOSS** — If the Underlying Return is negative, at maturity, you will receive less than the principal amount of your investment. For each 1% that the Ending Underlying Value declines relative to the Initial Underlying Value, you will lose 1% of your investment in the notes, although in all cases you will receive the Additional Amount at maturity.

- **INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the sub-indices included from time to time in Commodity-IGAR, and thus the value of your notes, in unpredictable or unanticipated ways. Commodity-IGAR provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio. However, commodities investments may fluctuate independently of stock and bond investments, rendering moderate exposure a method of obtaining overall portfolio diversification.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH COMMODITY-IGAR'S MOMENTUM INVESTMENT STRATEGY** — Commodity-IGAR employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive market price trends based on the supposition that consistent positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike. Further, the rules of Commodity-IGAR limit exposure to rapidly appreciating sub-indices. This is because Commodity-IGAR rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating sub-index. Because the rules of Commodity-IGAR limit the synthetic portfolio to holding only to sub-indices that have shown consistent positive price appreciation, the synthetic portfolio may experience periods where it holds few or no sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating assets in the market that are not included in the universe of constituent sub-indices.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT SUB-INDICES OR COMMODITIES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually held commodity contracts replicating the constituent sub-indices of Commodity-IGAR. The Commodity-IGAR synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituent sub-indices. Furthermore, the Commodity-IGAR synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituent sub-indices.

- **COMMODITY-IGAR LACKS AN OPERATING HISTORY** — Commodity-IGAR was established on September 15, 2006, and therefore lacks historical performance. Back-testing or similar analysis in respect of Commodity-IGAR must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining Commodity-IGAR values.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as COMIGAR Calculation Agent – the entity that calculates Commodity-IGAR values, and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the COMIGAR Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility in the Underlying and the constituent sub-indices;
  - the time to maturity of such notes;
  - the market price of the physical commodities upon which the futures contracts that compose the constituent sub-indices are based;
  - interest and yield rates in the market generally;
  - economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

**What Is the Payment at Maturity on the Notes Assuming a Range of Performance for Commodity-IGAR?**

The following table illustrates the hypothetical payment at maturity on the notes. The hypothetical payment at maturity set forth below assumes an Initial Underlying Value of 135 and reflects the Additional Amount of $120. The hypothetical payment at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Ending Underlying Value | Underlying Return | $1,000 x (1 + Underlying Return) | | Additional Amount | | Payment at Maturity |
|---|---|---|---|---|---|---|
| 243.00 | 80.00% | $1,800 | + | $120.00 | = | $1,920.00 |
| 229.50 | 70.00% | $1,700 | + | $120.00 | = | $1,820.00 |
| 216.00 | 60.00% | $1,600 | + | $120.00 | = | $1,720.00 |
| 202.50 | 50.00% | $1,500 | + | $120.00 | = | $1,620.00 |
| 189.00 | 40.00% | $1,400 | + | $120.00 | = | $1,520.00 |
| 175.50 | 30.00% | $1,300 | + | $120.00 | = | $1,420.00 |
| 162.00 | 20.00% | $1,200 | + | $120.00 | = | $1,320.00 |
| 148.50 | 10.00% | $1,100 | + | $120.00 | = | $1,220.00 |
| 141.75 | 5.00% | $1,050 | + | $120.00 | = | $1,170.00 |
| **135.00** | **0.00%** | **$1,000** | **+** | **$120.00** | **=** | **$1,120.00** |
| 121.50 | -10.00% | $900 | + | $120.00 | = | $1,020.00 |
| 108.00 | -20.00% | $800 | + | $120.00 | = | $920.00 |
| 94.50 | -30.00% | $700 | + | $120.00 | = | $820.00 |
| 81.00 | -40.00% | $600 | + | $120.00 | = | $720.00 |
| 67.50 | -50.00% | $500 | + | $120.00 | = | $620.00 |
| 54.00 | -60.00% | $400 | + | $120.00 | = | $520.00 |
| 40.50 | -70.00% | $300 | + | $120.00 | = | $420.00 |
| 27.00 | -80.00% | $200 | + | $120.00 | = | $320.00 |
| 13.50 | -90.00% | $100 | + | $120.00 | = | $220.00 |
| 0.00 | -100.00% | $0 | + | $120.00 | = | $120.00 |

**Hypothetical Examples of Amounts Payable at Maturity**

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: The Ending Underlying Value increases from the Initial Underlying Value of 135 to an Ending Underlying Value of 141.75.** Because the Ending Underlying Value of 141.75 is greater than the Initial Underlying Value of 135, the investor receives a payment at maturity of $1,170 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) + \$120 = \$1,170$$

**Example 2: The Ending Underlying Value decreases from the Initial Underlying Value of 135 to an Ending Underlying Value of 108.** Because the Ending Underlying Value of 108 is less than the Initial Underlying Value of 135, the investor receives a payment at maturity of $920 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + -20\%) + \$120 = \$920$$

**Example 3: The Ending Underlying Value decreases from the Initial Underlying Value of 135 to an Ending Underlying Value of 0.** Because the Ending Underlying Value of 0 is less than the Initial Underlying Value of 135, the investor receives a payment at maturity of $120 per $1,000 principal amount note, which reflects the Additional Amount, calculated as follows:

$$\$1,000 \times (1 + -100\%) + \$120 = \$120$$

**Hypothetical Back-tested Data and Historical Information**

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested daily Underlying closing values from January 1, 1991 through September 14, 2006, and the historical performance of the Underlying based on the daily Underlying closing values from September 15, 2006 through December 14, 2007. The Underlying closing value on December 18, 2007 was 129.9546. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment in excess of the Additional Amount of $120 per $1,000 principal amount note. The data for the hypothetical back-tested performance of Commodity-IGAR set forth in the following graph was calculated on materially the same basis on which the performance of Commodity-IGAR is now calculated, but the number of S&P GSCI[TM] sub-indices, and thus the universe of potential constituent sub-indices, has changed over time. For example, in January 1991, there were only 17 S&P GSCI[TM] sub-indices. There are currently 24 sub-indices. Hypothetical daily performance data for Commodity-IGAR is net of index calculation costs of 0.96% per annum.

